Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Three Months Ended	Year Ended
	March 31, 2018	December 31, 2017
Earnings:
Loss before income taxes	$(43.9)	$(524.6)
Add (deduct):
Fixed charges	41.7	175.1
Capitalization of interest, net of amortization	(0.3)	0.1
Earnings available for fixed charges (a)	$(2.5)	$(349.4)
Fixed charges:
Interest expense	$28.5	$126.8
Capitalized interest and tax interest	0.8	2.9
One third of rental expense (1)	12.4	45.4
Total fixed charges (b)	$41.7	$175.1

Ratio of earnings to fixed charges (a/b) (2)	(0.06)	(2.00)

(1)	Considered to be representative of interest factor in rental expense.
(2)

The Company incurred a loss before income taxes for the quarter ended March 31, 2018 and for the year ended December 31, 2017. As a result, our earnings were insufficient to cover our fixed charges by approximately $44.2 million and $524.5 million, respectively.